EXHIBIT 3.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov	Filed in the Office of Secretary of State State Of Nevada	Business Number C31179-2003
Filing Number 20211387095
Filed On 4/15/2021 11:12:00 AM
Number of Pages 5

Certificate of Correction (PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the entity for which correction is being made:

CAMBER ENERGY, INC. [C31179-2003]

2. Description of the original document for which correction is being made:

Certificate of Designation (Pursuant to NRS 78.1955) of Camber Energy, Inc.'s Series C Redeemable Convertible Preferred Stock [Document Number 00010398344-82]

3. Filing date of the original document for which correction is being made:	08/25/2016

4. Description of the inaccuracy or defect:

Section I.D.2(e) of the original Certificate of Designation (the "Designation") implicitly excluded as a "Deemed Liquidation Event", an event or proposal that was initiated by or voted upon by the holder of the Series C Redeemable Convertible Preferred Stock (the "Preferred Shares"), and the Designation has been clarified to expressly exclude such occurrence. Section I.F.4 of the Designation failed to include language to clarify the Corporation is not obligated to redeem the Preferred Shares for cash for any reason that is not solely within the control of the Corporation. Section I.G.1 of the Designation mistakenly included two subsection b's where only one was intended. The complete description of the inaccuracies and defects are set forth on Exhibit A.

5. Correction of the inaccuracy or defect:

Sections I.D.2(e), I.F.4, I.G.1, I.G.l(e), I.G.l(f), I.G.l(g), I.G.7.e and I.G.9 of the Certificate of Designation are corrected as stated on Exhibit A attached hereto.

6. Signature:

X /s/ James Doris	President & CEO	04/14/2021
	Title*	Date

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Correction Revised: 1-5-15

EXHIBIT A

TO

CERTIFICATE OF CORRECTION

Description of Inaccuracies/Defects

Section I.D.2(e) of the original Certificate of Designation (the "Designation") implicitly excluded as a “Deemed Liquidation Event”, an event or proposal that was initiated by or voted upon by the holder of the Series C Redeemable Convertible Preferred Stock (the “Preferred Shares”), and the Designation has been clarified to expressly exclude such occurrence. Section I.F.4 of the Designation failed to include language to clarify the Corporation is not obligated to redeem the Preferred Shares for cash for any reason that is not solely within the control of the Corporation. Section I.G.1 of the Designation mistakenly included two subsection b’s where only one was intended, and the unintended subsection b. has been removed. Section I.G.1(e) of the Designation failed to include language to clarify that the Corporation not having sufficient authorized but unissued shares, solely within the control of the Corporation and excluding any event that is not solely within the control of the Corporation, is not a reason that would otherwise trigger the obligations in such section. Sections I.G.1(f) and (g) of the Designation failed to include language to clarify the particular obligations apply only if the Corporation has sufficient authorized and unissued shares. Section I.G.7.e of the Designation mistakenly referenced the incorrect Conversion Price. Section I.G.9 of the Designation failed to include language to clarify the maximum number of common shares that could be potentially issuable with respect to all conversions and other events that are not solely within the control of the Corporation, that the Dividend Maturity Date is to be indefinitely extended and suspended until sufficient authorized and unissued shares become available, the number of shares required to settle the excess obligation is fixed on the date that net share settlement occurs and that all provisions of the Designation are to be interpreted so that net share settlement is within the control of the Corporation.

Corrections to Certificate of Designation of Camber Energy, Inc.'s Series C Redeemable Convertible Preferred Stock

Section I.D.2 of the Designation is corrected to state as follows:

“A “Deemed Liquidation Event” will mean: (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except (i) any such merger or consolidation involving the Corporation or a subsidiary in which the Corporation is the surviving or resulting corporation, (ii) any merger effected exclusively to change the domicile of the Corporation, (iii) any transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain more than 50% of the total voting power of such surviving entity, or (iv) the Merger; (b) Corporation issues convertible or equity securities that are senior to the Series C Preferred Stock in any respect, other than the securities issued in the Merger; (c) Holder does not receive the number of Conversion Shares stated in a Delivery Notice with 5 Trading Days of the Notice Time, due to the occurrence of an event that is solely within the control of the Corporation and excluding any event that is not solely within the control of the Corporation; (d) trading of the Common Stock is halted or suspended by the Trading Market or any U.S. governmental agency for 10 or more consecutive trading days, due to the occurrence of an event that is solely within the control of the Corporation and excluding any event that is not solely within the control of the Corporation; or (e) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where one or more Holders initiate consideration of and vote upon a proposal for such sale, lease, transfer, exclusive license or other disposition, or it is to a wholly owned subsidiary of the Corporation, other than the Merger and except otherwise agreed to by holders holding a majority of the then outstanding Series C Preferred Stock.”

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Section I.F.4 of the Designation is corrected to state as follows:

“4. Mandatory Redemption. If the Corporation determines to liquidate, dissolve or wind-up its business and affairs, or upon closing or occurrence of any Deemed Liquidation Event, the Corporation will after the redemption of the Series E and Series F Preferred Stock for ownership of Lineal Holdings, LLC, to the extent allowed under applicable law, but thereafter, prior to or concurrently with the closing, effectuation or occurrence any such action, redeem the Series C Preferred Stock for cash, by wire transfer of immediately available funds to an account designated by Holder, at the Early Redemption Price set forth in Section I.F.2 if the event is prior to the Dividend Maturity Date, or at the Liquidation Value if the event is on or after the Dividend Maturity Date. Notwithstanding any other provision, the Corporation will not be required to redeem any shares of Series C Preferred Stock for cash solely because the Corporation does not have sufficient authorized but unissued shares of Common Stock to issue upon receipt of a Delivery Notice, upon a maturity conversion, or for any other reason that is not solely within the control of the Corporation.”

Section I.G.1.b of the Designation is corrected to state as follows:

“b. Each Delivery Notice will set forth the number of shares of Series C Preferred Stock being converted, the minimum number of Conversion Shares and the amount of Dividends and any applicable Conversion Premium due as of the time the Delivery Notice is given (the “Notice Time”), and the calculation thereof.”

Sections I.G.1 (e), (f) and (g) of the Designation are corrected to state as follows:

“e. If the Corporation for any reason, other than not having sufficient authorized and unissued shares, solely within the control of the Corporation and excluding any event that is not solely within the control of the Corporation, does not issue or cause to be issued to the Holder within 3 Trading Days after the date of a Delivery Notice, the number of Conversion Shares stated in the Delivery Notice, then, in addition to all other remedies available to the Holder, as liquidated damages and not as a penalty, the Corporation will pay in cash to the Holder on each day after such 3rd Trading Day that the issuance of such Conversion Shares is not timely effected an amount equal to 2% of the product of (i) the aggregate number of Conversion Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (ii) the highest Closing Price of the Common Stock between the date on which the Corporation should have issued such shares to the Holder and the actual date of receipt of Conversion Shares by Holder. It is intended that the foregoing will serve to reasonably compensate Holder for any delay in delivery of Conversion Shares, and not as punishment for any breach by the Corporation. The Corporation acknowledges that the actual damages likely to result from delay in delivery are difficult to estimate and would be difficult for Holder to prove.

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f. Notwithstanding any other provision: all of the requirements of Section I.F and this Section I.G are each independent covenants; if it has sufficient authorized and unissued shares, the Corporation’s obligations to issue and deliver Conversion Shares upon any Delivery Notice are absolute, unconditional and irrevocable; any breach or alleged breach of any representation or agreement, or any violation or alleged violation of any law or regulation, by any party or any other person will not excuse full and timely performance of any of the Corporation’s obligations under these sections; and under no circumstances may the Corporation seek or obtain any temporary, interim or preliminary injunctive or equitable relief to prevent or interfere with any issuance of Conversion Shares to Holder.

g. If for any reason whatsoever, other than not having sufficient authorized and unissued shares, Holder does not timely receive the number of Conversion Shares stated in any Delivery Notice, Holder will be entitled to a compulsory remedy of immediate specific performance, temporary, interim and, preliminary and final injunctive relief requiring Corporation and its transfer agent, attorneys, officers and directors to immediately issue and deliver the number of Conversion Shares stated by Holder, which requirement will not be stayed for any reason, without the necessity of posting any bond, and which Corporation may not seek to stay or appeal.”

Section I.G.7.e of the Designation is corrected to state as follows:

“e. “Conversion Price” means a price per share of Common Stock equal to $3.25 per share of Common Stock, subject to adjustment as otherwise provided herein.”

Section I.G.9 of the Designation is corrected to state as follows:

“9. Conversion at Maturity. On the Dividend Maturity Date, all remaining outstanding Series C Preferred Stock will automatically be converted into shares of Common Stock, to the extent the Corporation has sufficient authorized but unissued shares of Common Stock available for issuance upon conversion. Notwithstanding any other provision of this Designation, available authorized and unissued shares of Common Stock will be a limit and cap on the maximum number of common shares that could be potentially issuable with respect to all conversions and other events that are not solely within the control of the Corporation. The Corporation will at all times use its best efforts to authorize sufficient shares. The number of shares required to settle the excess obligation is fixed on the date that net share settlement occurs. The Dividend Maturity Date will be indefinitely extended and suspended until sufficient authorized and unissued shares become available. All provisions of this Designation will be interpreted so that net share settlement is within the control of the Corporation.”

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